BlueBay Personal Account Dealing Policy

Relevant Rules:	FCA COBS 11.7, Rule 204A-1(a)(3),(b),(e) under the Investment Advisers Act, SEC 17 CFR Parts 270, 275 and 279

Rules Summary:	As a firm that conducts designated investment business, we are required by the FCA and SEC to establish, implement and maintain procedures governing personal account dealing by our Employees

Policy Owner	Version #	Date of Last Review	Date of Next Review

Compliance Team	3	December 2020	December 2021

1. Coverage of Staff

This Personal Account Dealing policy applies to all “Covered Persons” as defined in the BlueBay Global Compliance Handbook. Covered Persons are required to familiarise themselves and comply with this Policy. For this policy “Covered Persons” also includes “Connected Persons” as defined below.

You should consult with Compliance if you have any questions about this Policy.

Connected Persons include:

●

Your spouse or civil partner or partner considered by national law as equivalent to a spouse, or partner with whom you share a household; your dependent children and/or step children; and those of your spouse or civil partner, or Partner considered by national law as equivalent to a spouse;

●	Any other of your relatives who share your household;

●

Any person whose relationship with you is such that you have, or could be seen to have, a direct or indirect material interest in the outcome of the trade, other than a fee or commission for the execution of the trade;

●	Any other person if you have any influence over that person’s investment decisions; and

●	Other persons or entities with accounts over which you have control including by power of attorney.

Please refer to the Amended Application of Policy section for information relating specifically to Compliance staff, Partners and employees on garden leave, and Non-Executive Directors.

2.  BlueBay Code of Ethics System

BlueBay uses FIS Protegent Personal Trading Assistant (PTA), an online application, to manage all personal account dealing activity. The system is referred to internally as the “Code of Ethics System”

and can be accessed via a link on the BlueBay Intranet home page using Internet Explorer. There is a user guide and if you have any questions please ask Compliance for assistance.

3.  Coverage of Staff

The following restrictions apply with regard to all personal account transactions:

I.

Conflicts of Interest Relating to Personal Account Dealing: Covered Persons cannot execute transactions if there is any potential for the transaction to work against the interests of BlueBay or its clients, including transactions which may create the perception of a conflict of interest. In the event of any potential conflicts of interest, the interests of BlueBay and its clients will prevail. Transactions which might give rise to the appearance of dishonesty or which might call the credibility of BlueBay, its Partners or employees into question are not permitted. Covered Persons are required to contact Compliance if they become aware of any potential conflict of interest.

Compliance will consider each request to trade and may refuse permission to trade if there is a perceived or potential conflict of interest between the interests of BlueBay, its Partners or employees and BlueBay’s clients.

II.

Market Manipulation: You must not engage in any personal account dealing that may constitute market abuse or market manipulation, including trading when in possession of any price sensitive information.

If there are any concerns about a transaction that you are considering, or whether information you have may be price-sensitive you should consult with Compliance before you deal.

III.

Shorting: Shorting securities is subject to legal restrictions and prohibitions in many jurisdictions. If you wish to short you should contact Compliance to ensure that you trade in accordance with applicable legal obligations on shorting.

IV.

Denials: Compliance has ultimate discretion in deciding whether a Covered Person may trade. Compliance will not necessarily provide an explanation for the reasons for refusal. If permission to trade is not given, Covered Persons must not ask any other person to execute the transaction on his/her account or pass any information or opinion to any other person if the Covered Person knows that the other person will trade or encourage another person to trade.

V.	The Policy applies to Covered Persons as defined in the Compliance Handbook. All Covered Persons are responsible for ensuring they understand and comply with the Policy.

4.  Coverage of Securities

The following are subject to preclearance, reporting, and holding period requirements:

●

All equity, fixed income and derivative securities consistent with the definition of “security” under Investment Company Act of 1940, under Section 2(a)(36), and “designated investment” under FCA COBS 11.7;

●	Bond and debt instruments issued by governments and supranationals (excluding United States Government as indicated below); and

●	Limited offerings, private placements and initial public offerings (IPOs)

In this policy the above will be referred to collectively as “Covered Securities”.

The following investments are excluded from the preclearance, reporting and holding period requirements:

●	Securities in accounts where total discretion over investment transactions is handed over to a broker or bank and Covered Persons do not have any input to investment decisions;

●	Exchange traded funds, mutual funds, investment trusts, unit trusts, and open-ended investment companies that are not advised or sub-advised by BlueBay or any BlueBay affiliate;

●	Index derivatives, foreign currency, commodities and cryptocurrencies;

●	Direct obligations of the United States Government;

●	Bankers’ acceptances, bank certificates of deposit and commercial paper;

●	Spread betting in indices and sports

You should consult with Compliance if you are unsure whether a security is a Covered Security.

5.  Preclearance Requirement

The following requirements apply to Covered Securities:

I.

Line Manager approval: Covered Persons must obtain approval from their line manager prior to requesting pre-clearance to trade any covered security. This approval should be forwarded to compliancecoe@bluebay.com.

II.

Requesting Preclearance: Covered Persons must obtain preclearance from Compliance prior to executing any trade in a Covered Security via the Code of Ethics System. Approval or denial will be communicated via email.

III.	Restrictions: Compliance will deny any requests to trade which could lead to an actual or perceived conflict of interest between a Covered Person, BlueBay or its clients.

6.  Preclearance of Derivatives

When trading in derivatives such as options, preclearance must be obtained at the point of purchase and sale of the option, and at the point of exercise of any rights acquired with the derivative. Preclearance is not required at the point of exercise of any rights by the party to the trade.

7.  Approval Time Frame

If Compliance gives permission to trade, this is valid for 24 hours from the time permission is given. An extra day can be granted upon request to Covered Persons trading in different time zones.

If the trade order is not submitted during the approval period, a further request for preclearance must be submitted to Compliance.

8.  Holding Period Requirement

I.

Holding Period: Personal account dealing is permitted at BlueBay if it is primarily for long-term investment purposes rather than short-term trading. Therefore, Covered Persons cannot sell a security within 30 days of purchase of that security or buy a security within 30 days of sale of that security. Covered Persons based in BlueBay’s Tokyo office cannot sell a security within 6 months of purchase of that security or buy a security within 6 months of sale of that security.

II.

The holding period applies on a First in First Out (“FIFO”) basis, which means that if you have traded more than 30 days[1] previously and then trade within the prior 30 days, you can only close out the position of the securities that were traded more than 30 days previously.

III.

Holding Period Exemption: Covered Persons will only be permitted to sell within the holding period in the event of exceptional personal circumstances. Exemptions are only applicable when granted by Compliance in response to a trade request. The decision on whether a Covered Person is permitted to sell in the event of an exceptional personal circumstance is made by the Compliance Officer in consultation with a member of the Management Committee.

9.  Reporting Requirements

I.	Disclosure of Trading Accounts: Covered Persons must disclose the following accounts in the Code of Ethics System:

All accounts through which Covered Persons may trade investment products, where the Covered Person carries investment discretion (this includes accounts over which Covered Persons have influence but where they have no direct ownership or interest). This includes:

o	Brokerage accounts;

1 Or 6 months if based in Tokyo.

o	Regular savings plans including Personal Equity Plans (PEP) and Individual Savings Accounts (ISA);

o	Self-Invested Personal Pension (SIPP) schemes;

o	Employment Retirement Account (401k and 403b) schemes and Individual Retirement Account (IRA) schemes;

o	Accounts in the name of limited companies set up by contract employees

II.

Disclosure of Initial Holdings: New joiners must disclose existing accounts in the Code of Ethics System within 30 days of joining BlueBay, and thereafter Covered Persons must promptly disclose new and closed accounts.

III.	Certifications: Covered Persons are required to complete Personal Account Dealing certifications in the Code of Ethics System within the specified time frame as requested by Compliance.

IV.	Account Statements: Covered Persons are required to provide copies of broker transaction history statements and holding statements for accounts used to trade Covered Securities.

Covered Persons are required to arrange for their broker and other parties through which they trade to provide duplicate copies of statements direct to Compliance. The template Letter to Security Trading Firm Requesting Duplicate Documents is available here.

Compliance conducts quarterly monitoring using the statements to check for compliance with the policy.

Compliance has an arrangement with certain brokers to provide a statement feed to the BlueBay Code of Ethics System. Trade activity is automatically monitored against details in the Code of Ethics System to check for compliance with the policy. If you have any questions about this please contact Compliance.

10. Excessive Trading

BlueBay permits personal account dealing so that staff can engage in responsible investment, but excessive trading is not permitted. High levels of transactions and high frequency of trading may be regarded as constituting excessive trading. Compliance will regularly review individual trading activity to monitor trading levels. Any issues with regard to level of trading will be raised with you and discussed with senior management to determine whether it is appropriate.

11. Reporting Pursuant to Rule 17j-1 of the Investment Company Act of 1940, as Amended

On a quarterly and annual basis Compliance provides required reports to the Board of Trustees of any registered investment company for which it serves as investment adviser or sub-adviser.

12. Confidentiality

Compliance reviews details of trading to identify excessive trading and/or trades that may give rise to potential conflicts of interest between Covered Persons and clients/investors.

Personal account dealing information is viewed by Compliance and relevant individuals in a management position. Certain information may be provided to external parties for legal and regulatory purposes. Information is shared on the basis that it is treated in strict confidence.

13. Amended Application of Policy

The application of the policy is amended for Compliance, Connected Persons, Partners and employees on Garden Leave, and Non-Executive Directors as set out below.

Compliance Staff: Compliance staff that are responsible for preclearing staff transactions cannot approve their own personal transactions. Another member of Compliance will review and approve or deny any transactions requested by a member of Compliance. A member of the Management Committee will review and approve or deny any transactions requested by the Compliance Officer.

Connected Persons: Connected persons may hold full discretion on their personal trading accounts and therefore may be excluded from the pre-clearance requirements outlined in this document. Where a connected person holds full discretion, the connected person must email compliancecoe@bluebay.com declaring that they hold full discretion on their account. Following, that person will be excluded from the pre-clearance requirements but will be subject to reporting requirements including the sharing of broker statements on a quarterly basis.

Partners and Employees on Garden Leave: Partners and employees are required to comply with the policy whilst on garden leave. Partners and employees on garden leave do not have access to the Code of Ethics System so they are not required to complete quarterly certifications, but they are required to comply with the preclearance and holding period requirements, and to provide Compliance with copies of broker statements.

Non-executive Directors: A Non-Executive Director (NED) will be exempted from this Policy based on a determination by Compliance that the NED is either subject to the code of ethics of another RBC Global Asset Management entity that complies with Rule 204A-1 under the Investment Advisers Act of 1940, or (i) does not have access to non-public information regarding any client’s purchase or sale of securities, or non-public information regarding the portfolio holdings of any fund advised or sub-advised by BlueBay or an RBC Global Asset Management entity, and (ii) is not involved in making securities recommendations to clients, and does not have access to such recommendations that are non-public. NEDs will provide an initial certification to Compliance, and at least once annually thereafter. NEDs must immediately notify Compliance upon any change to the relevant facts and circumstances that formed the basis of the initial determination.

14. Private Investments

Covered Persons must comply with pre-approval and reporting requirements for any private investments, including but not limited to:

●	Investment in a start-up company;

●	Investment through crowd-funding;

●	Equity purchase in a private (non-listed) company;

●	Loan investment in a private company; and

●	Involvement in any clubs or groups which arrange for investment or other capital-raising in private companies.

The approval and disclosure requirements apply to private investments as follows:

●	New Investments: Covered Persons must request and obtain approval from Compliance prior to making any new investments;

●	New Joiners: New joiners must disclose existing investments to Compliance within 30 days of joining BlueBay;

●	Changes to Investments: Covered Persons must promptly inform Compliance of any changes to investments.

Approval requests and disclosures should be submitted to Compliance via the Code of Ethics System (“Private Investment Disclosure Form”). Compliance will review all requests to ensure conflicts of interest are prevented or can be managed.

15. Investment Clubs

On joining BlueBay you are required to obtain Compliance approval of any existing investment club memberships. Thereafter prior to joining any additional investment club, Covered Persons must obtain preclearance from Compliance.

16. Royal Bank of Canada (RBC) Securities

As part of the RBC group, BlueBay is subject to additional restrictions with regards to transactions in RBC securities and these restrictions apply to all Covered Persons. The restrictions that apply are as follows:

Short Sales: All Covered Persons are prohibited from selling, directly, or indirectly, RBC securities if they are not owned or have not been fully paid for (a “short sale”).

Options: All Covered Persons are prohibited from, directly or indirectly, buying or selling, a call or put in respect of RBC securities.

Inside Information: Any employee or Partner who possesses inside information about RBC must not trade in RBC Securities until the 2nd business day following the day on which the inside information is made public by RBC press release or other official announcement or until all material information has been disclosed or is no longer material and there is no reasonable prospect of obtaining further inside information.

Trading Windows: Transactions are only permitted in RBC securities during open trading window periods as established by RBC senior management. Details of the trading windows can be found on the BlueBay Compliance intranet site. Trading window restrictions apply to existing holdings of RBC securities as well as new purchases. During closed trading windows, RBC shares may be transferred between like accounts (e.g. between registered accounts) at any time as long as the total number of securities owned (directly or beneficially) or controlled does not change. Any proposed transfer of holdings between accounts should be disclosed to Compliance prior to the proposed transfer. Discretionary managed accounts for all Partners and employees, except for reporting insiders, are exempt from the trading windows.

Operation of the RBC Trading Windows: All trades in RBC securities must be executed within an open window period. Settlement outside the open window is permitted provided execution occurred within the open window period. In certain circumstances, it may be necessary for RBC to amend or to close the trading window for some or all Partners and employees. In such cases, BlueBay Compliance will inform anyone to whom the closure applies as soon as notification is received from RBC.

17. Compliance Discretion

Compliance retains discretion with regard to variations to the policy including imposing additional restrictions at any time. Any variations to the policy that Compliance apply will be documented.

18. Breaches of this Policy

If a Covered Person is found to be in breach of the policy, Compliance will conduct analysis to determine if the transaction would have been permitted. Compliance may enforce the reversal of a position, and/or a donation of any profit arising from the transaction(s) to charity.

All breaches are recorded in an error form and reported to the Head of Technology & Operational Risk. Breaches are reported to the BlueBay Board of Directors at the end of each quarter.

Compliance maintains a record of all breaches of the policy. If a Covered Person breaches the policy twice within a two year period, or if a Covered Person commits a serious breach of the policy (as determined by the Compliance Officer) they will be referred to HR and could be subject to BlueBay disciplinary procedures.

19. BlueBay Funds

You may invest in BlueBay funds in two ways, firstly where the investment is directed by BlueBay as part of your employment with the firm, including bonus arrangements. These investments are “locked in” for a prescribed period and, during that lock in period, these do not require pre-approval and are not reportable to Compliance.

The second way to invest is where you decide to make a personal investment in any BlueBay funds. This will also include personal investment decisions in BlueBay funds that you decide to make in relation to investments that were originally directed by BlueBay once the locked in period has ended and you take over responsibility for the investment decisions related to those assets.

For these personal investments, there is generally no pre-approval requirement (other than described in Appendix A below). BlueBay maintains a record of these investments in accordance with regulatory requirements.

Coverage of BlueBay Affiliated Funds: Investments in BlueBay affiliated funds should be reported to Compliance but do not need to be precleared.

20. Partner/Employee/Family Seed Funding

Employees, Partners and their Immediate Family Members may be permitted to invest in the fee-free share classes on the day of launch of new funds managed by BlueBay. The analysis of whether such fee-free investments will be made available is undertaken for each fund launch, based on a number of factors, including the amount of funding provided by third party investors.

Investment on a fee-free basis will only be permitted on the day of launch of the fund and later, if there are no external investors; thereafter all initial and additional subscriptions will be in fee-paying share classes. The fee-free investment will not be treated as a taxable benefit-in-kind on the grounds that the seed money is to facilitate the launch of the fund.

Immediate Family Members will include your:

●	Spouse or civil partner or partner considered by national law as equivalent to a spouse;

●	Children and/or step children;

●	Parents and/or step parents; and

●	Siblings and/or half siblings.

The investment by the Partner, Employee or Immediate Family Member is subject to the minimum subscription amounts described in the fund prospectuses which are available on the Product Development Department intranet site.

You will need to follow a similar process to any other investor and complete respective subscription documents and provide AML/KYC documents to the relevant administrator.

When considering whether to invest in BlueBay funds, you/your Immediate Family Member should remember that share prices can fall as well as rise. If you are unsure about dealing in shares, you/your Immediate Family Member may wish to contact an independent financial adviser as these types of investment may not be suitable for everyone. BlueBay cannot provide you/your Immediate Family Member with financial advice.

Personal Account Dealing Policy Appendix A

Appendix A: Preclearance required for BlueBay Partner and Employee direct investments into Cayman and Delaware domiciled open-ended vehicles which are BlueBay sponsored funds

As noted in the section ‘BlueBay funds’ above, where any BlueBay Partner or Employee intends to make any direct personal investment in an open ended pooled fund organised and offered by BlueBay Asset Management in either a Cayman or Delaware vehicle (a “Covered Fund”), the BlueBay Partner or Employee must obtain preclearance from Compliance through the BlueBay Compliance Reporting System (Code of Ethics System) prior to initiating any such investment.

The preclearance requirement outlined is to enable BlueBay and the Royal Bank of Canada to comply with applicable requirements of section 13 of the US Bank Holding Company Act, more commonly known as the Volcker Rule. For specific funds sponsored by BlueBay, including Covered Funds, BlueBay is required to ensure that only employees directly providing services or certain ancillary services may invest in the fund.

This specific preclearance requirement applies to any BlueBay Partner or Employee direct personal investment into a segregated portfolio of the SPC, and either the Cayman or Delaware feeder vehicles of Event Driven Credit Fund, Credit Alpha Long Short Fund, Emerging Market Fixed Income Opportunity Fund and Emerging Market Corporate Alpha Fund.

If Compliance gives permission to invest in a Covered Fund hereunder that is valid for 30 business days after permission is given. After the 30 business days has passed you should resubmit the application if you have not invested and still wish to do so.

Compliance preclearance will not be required for:

I.	Additional subscriptions to a Covered Fund for which permission under this Appendix has been given;

II.	Investments held in a Covered Fund as at 30 June 2015;

III.	Additional subscriptions to Covered Fund where investments were held at 30 June 2015
IV.	Redemptions from a Covered Fund; or

V.

Investments in shares which are related to a deferred share award made in connection with your employment, either at initial time of such award or any consequential investment made at the end of a deferral period (which shall be subject to applicable BlueBay Human Resources procedures)

If you have any queries about preclearance requirements and application to a proposed investment in a BlueBay fund please contact Compliance to discuss before you make the investment.

This document is proprietary information of the BlueBay group, and it may be issued in the European Economic Area (EEA) by BlueBay Funds Management Company S.A. (the ManCo), which is regulated by the Commission de Surveillance du Secteur Financier (CSSF). In Germany and Italy, the ManCo is operating under a branch passport pursuant to the Undertakings for Collective Investment in Transferable Securities Directive (2009/65/EC) and the Alternative Investment Fund Managers Directive (2011/61/EU). In the United Kingdom (UK) by BlueBay Asset Management LLP (BBAM LLP), which is authorised and regulated by the UK Financial Conduct Authority (FCA), registered with the US Securities and Exchange Commission (SEC) and is a member of the National Futures Association (NFA) as authorised by the US Commodity Futures Trading Commission (CFTC). In United States, by BlueBay Asset Management USA LLC which is registered with the SEC and the NFA. In Switzerland, by BlueBay Asset Management AG where the Representative and Paying Agent is BNP Paribas Securities Services, Paris, succursale de Zurich, Selnaustrasse 16, 8002 Zurich, Switzerland. The place of performance is at the registered office of the Representative. The courts of the registered office of the Swiss representative shall have jurisdiction pertaining to claims in connection with the distribution of shares in Switzerland. In Japan, by BlueBay Asset Management International Limited which is registered with the Kanto Local Finance Bureau of Ministry of Finance, Japan. In Australia, BBAM LLP is exempt from the requirement to hold an Australian financial services license under the Corporations Act in respect of financial services as it is regulated by the FCA under the laws of the UK which differ from Australian laws. In Canada, BBAM LLP is not registered under securities laws and is relying on the international dealer exemption under applicable provincial securities legislation, which permits BBAM LLP to carry out certain specified dealer activities for those Canadian residents that qualify as “a Canadian permitted client”, as such term is defined under applicable securities legislation. The BlueBay group entities noted above are collectively referred to as “BlueBay” within this document. The registrations and memberships noted should not be interpreted as an endorsement or approval of BlueBay by the respective licensing or registering authorities.

This document is intended only for “professional clients” and “eligible counterparties” (as defined by the Markets in Financial Instruments Directive (“MiFID”) or in the US by “accredited investors” (as defined in the Securities Act of 1933) or “qualified purchasers” (as defined in the Investment Company Act of 1940) as applicable and should not be relied upon by any other category of customer. Policy wording is subject to change without notice. No part of this document may be reproduced, redistributed or passed on, directly or indirectly, to any other person, or published for any purpose without the prior written consent of BlueBay. Copyright 2021 © BlueBay is a wholly-owned subsidiary of Royal Bank of Canada (RBC), and BlueBay may be considered to be related and/or connected to RBC and its other affiliates. ® Registered trademark of RBC. RBC GAM is a trademark of RBC. BlueBay Funds Management Company S.A., registered office 4, Boulevard Royal L-2449 Luxembourg, company registered in Luxembourg number B88445. BlueBay Asset Management LLP, registered office 77 Grosvenor Street, London W1K 3JR, partnership registered in England and Wales number OC370085. The term partner refers to a member of the LLP or a BlueBay employee with equivalent standing. Details of members of the BlueBay Group and further important terms which this document is subject to can be obtained at www.bluebay.com. All rights reserved.